UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 1-9608

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Newell Rubbermaid Inc.

Three Glenlake Parkway

Atlanta, GA 30328

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Information

Exhibits. The following exhibit is filed as a part of this annual report:

Exhibit 23.1     Consent of Ernst & Young LLP

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN

Date: June 26, 2009	/s/ Tom Nohl
Tom Nohl, Vice President, Global Total Rewards and Member, Benefit Plans Administrative Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Newell Rubbermaid 401(k) Savings and Retirement Plan

December 31, 2008 and 2007, and Year Ended December 31, 2008

With Report of Independent Registered Public Accounting Firm

NEWELL RUBBERMAID 401(K) SAVINGS AND RETIREMENT PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007 AND YEAR ENDED DECEMBER 31, 2008

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefit Plans Administrative Committee

Newell Rubbermaid 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Newell Rubbermaid 401(k) Savings and Retirement Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 23, 2009

Newell Rubbermaid 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$562,792,288	$775,801,365
Employer contribution receivable	19,071,616	19,524,943
Other assets	4,103,543	—

Total assets	585,967,447	795,326,308

Liabilities
Administrative expenses payable	(1,157,332)	—

Net assets available for benefits, at fair value	584,810,115	795,326,308
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,074,346)	(3,311,962)

Net assets available for benefits	$582,735,769	$792,014,346

See accompanying Notes to Financial Statements.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Contributions:
Participant	$33,609,733
Employer	34,978,653
Rollover	2,115,277
Transfer in from other qualified plan	3,656,976
Interest and dividends	10,278,927

Total additions	84,639,566

Deductions
Net depreciation in fair value of investments	215,922,287
Benefits paid to participants	77,297,754
Administrative expenses	698,102

Total deductions	293,918,143

Net decrease	(209,278,577)
Net assets available for benefits — beginning of year	792,014,346

Net assets available for benefits — end of year	$582,735,769

See accompanying Notes to Financial Statements.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements

Year Ended December 31, 2008

1. Description of the Plan

The following description of the Newell Rubbermaid 401(k) Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description document and Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan administered by the Benefit Plans Administrative Committee (the “Plan Administrator”), which is appointed by the Board of Directors of Newell Operating Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 31, 2008, the Technical Concepts LLC 401(k) and Profit Sharing Plan merged into the Plan. As a result of the merger, assets were transferred into the Plan.

Eligibility

Certain employees of Newell Operating Company and affiliated companies or divisions who have adopted the Plan (collectively, the “Company”) are eligible to participate in the Plan. Full-time employees, as defined by the Plan document, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of service, as defined by the Plan document.

Contributions

Participants may elect to contribute up to 50% of pretax earnings, as defined by the Plan document, except for participants who are residents of Puerto Rico who may elect to contribute up to 10% of pretax earnings. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of compensation plus 50% of the next 2% of compensation contributed by the participant. Certain union employees in the Graco Children’s Products Inc. Century division receive a match equal to 50% of the first 6% of compensation contributed by the participant. Certain union employees within the Rubbermaid, Inc. Home Products division are eligible for an annual retirement contribution based on hours worked and generally must be employed on the last day of the Plan year to receive the contribution. Nonunion participants and certain union participants are eligible for an annual retirement savings contribution, which is determined based on the participant’s age and years of service. Nonunion participants hired prior to January 1, 2004, who were age 50 or older and were actively employed on January 1, 2005, are eligible for an annual transition retirement contribution, which is determined based on the participant’s age. Certain union participants of the BernzOmatic division of Irwin Industrial Tool Company and the Business to Business division of Sanford, L.P. are also eligible for the transition retirement contribution, but the determination dates for date of hire and attainment of age 50 differ. Generally, participants must work 1,000 hours and be employed on the last day of the Plan year to receive the retirement savings and transition retirement contributions. The Plan also accepts rollovers from other tax-qualified plans.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions and an allocation of (a) the union retirement contribution, if applicable, (b) the retirement savings contribution, if applicable, (c) the transition retirement contribution, if applicable, and (d) plan earnings, and is charged with an allocation of certain trustee and administrative expenses. Allocations are based on participant earnings or account balances, as defined, and certain administrative expenses are transaction specific, such as loan origination, brokerage and shipping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are immediately vested in their contributions and the Company matching contributions. All union retirement contributions vest over a six-year graded schedule and the retirement savings and transition retirement contributions become 100% vested when the employee has rendered three years of continued service, as defined. Forfeitures are used to pay Plan expenses and reduce Company matching or retirement contributions. Forfeitures available for future use were $1,989,886 and $1,623,645 at December 31, 2008 and 2007, respectively, and of the amount available at December 31, 2008, $870,000 was used to reduce 2008 retirement contributions.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2008 ranged from 4% to 9.7%. Principal and interest are paid ratably through periodic payroll deductions.

Investment Options

All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan’s investment funds. The portion of the Plan’s investments held in the Company Stock Fund is designated as an employee stock ownership plan (“ESOP”). In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.

Payment of Benefits

On termination of service or upon death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of their account or elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant’s account will be made in equal installments over a period not exceeding five years. Benefits are recorded when paid.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value for mutual funds and common stock equals the quoted market price in an active market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

The INVESCO Stable Value Fund (the “Fund”) is comprised of common/collective trust funds, synthetic guaranteed investment contracts (referred to hereafter as wrapper contracts) and a short-term interest fund. When determining the fair value of the common/collective trust fund investments, the Plan takes into account information received from the fund managers, including their reported net asset value and evidence as to their fair value approach, including consistency with their fair value application. While the net asset values reported by the fund managers are usually the most significant input at arriving at fair value and are generally representative of fair value, other information may also be used to value such investments at a premium or discount to the net asset values as reported by the fund managers, including any specific conditions and events affecting the funds. The fair values of the wrapper contracts are determined using the income approach. The difference between the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) and the current wrapper fee is converted into assumed cash flows over the duration of the holding. The cash flows are discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. The fair value of the short-term interest fund is based on the net asset value reported by the fund manager, which is derived by the fund manager based largely on the quoted market prices of the assets underlying the fund.

The wrapper contracts are defined as fully benefit-responsive investments which require an adjustment from fair value to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the amount participants would likely receive if they withdrew or transferred all or a portion of their investment in the contract. See Note 5 of Notes to Financial Statements for further discussion of events and circumstances that would limit the ability of the participant to transact at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

Administrative Expenses

All normal costs and expenses of administering the Plan and trust are paid by the Plan’s participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant’s individual account. Administrative expenses in the Statement of Changes in Net Assets Available for Benefits includes costs associated with these participant-initiated loan and withdrawal transactions, which are allocated to the accounts of the participants initiating the transactions, as well as fees assessed by the Plan’s custodian and recordkeeper against certain Plan assets as consideration for services provided to the Plan. These fees are allocated to the accounts of the participants with investments in the specific Plan assets assessed such fees.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Plan’s financial statements are reasonable and prudent. Actual results may differ from those estimates.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires expanded disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan prospectively adopted the effective provisions of SFAS 157 on January 1, 2008. The adoption did not have a material impact on the Plan’s financial statements but requires enhanced disclosures regarding the determination of fair value of the Plan’s assets. See Note 3 for further discussion.

3. Fair Value Measurements

Effective January 1, 2008, the Plan prospectively adopted SFAS 157. SFAS 157 does not require any new fair value measurements, but rather generally applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s assumptions. SFAS 157 utilizes a fair value hierarchy that prioritizes valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

•

Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

Investments Measured at Fair Value on a Recurring Basis

The following table presents the Plan’s investments which are measured at fair value on a recurring basis and that are subject to the disclosure requirements of SFAS 157 as of December 31, 2008:

	Fair Value at 12/31/08	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$328,957,850	$328,957,850	$—	$—
Common stock	25,795,599	25,795,599	—	—
Common/collective trust funds	185,338,519	—	185,338,519	—
Short Term Interest Fund and other	5,156,382	—	5,156,382	—
Participant loans	17,190,437	—	—	17,190,437
Wrapper contracts	353,501	—	—	353,501

Total investments measured at fair value	$562,792,288	$354,753,449	$190,494,901	$17,543,938

See Note 2 for further information regarding the Plan’s valuation methodologies for the above investments.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	Participant Loans	Wrapper Contracts
Balance as of January 1, 2008	$17,034,738	$—
Unrealized gains relating to instruments still held at the reporting date	—	353,501
Issuances, repayments and settlements, net	155,699	—

Balance as of December 31, 2008	$17,190,437	$353,501

The primary input used to value the wrapper contracts are interest rates for comparable instruments with similar maturities with counterparties of similar credit standing. These interest rates are used to discount the estimated future cash flows associated with the wrapper contracts to determine fair value.

The gains on the wrapper contracts are unrealized and are included in the Statement of Changes in Net Assets Available for Benefits in net depreciation in fair value of investments, but the gains are offset by adjustments included in the Statement of Changes in Net Assets Available for Benefits to record the value of the Fund at contract value.

4. Investments

During 2008, the Plan’s investments, including investments purchased and sold, as well as held, during the year, (depreciated) appreciated in fair value as follows:

Net (Depreciation) Appreciation in Fair Value of Investments
Determined by quoted market prices:
Mutual funds	$(178,008,114)
Common Stock	(37,990,429)
Determined by the Fund manager:
Common / collective trusts	76,256

$(215,922,287)

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

The fair value of individual assets that represent 5% or more of the Plan’s assets as of December 31 is as follows:

	2008	2007
INVESCO Short-Term Bond Fund	$88,357,581	$85,818,690
American Funds Growth Fund of America	62,266,008	108,546,949
Vanguard Strategic Equity Fund	43,469,358	78,112,626
PIMCO Total Return Fund	43,408,551	39,718,468
Dodge & Cox International Stock Fund	38,776,452	73,676,207
American Century Large Company Value Fund	33,845,397	60,164,071
American Funds Balanced Fund	33,402,735	49,560,016
WAM AAA or Better Intermediate Fund	32,906,264	**
PIMCO AAA or Better Intermediate Fund	32,694,676	**
INVESCO Intermediate Government Fund	31,379,998	**
American Century Equity Index Fund	29,490,071	51,662,829
Newell Rubbermaid Inc. common stock*	**	56,211,732

*	Party in interest.
**	Below 5% Threshold

5. Investment Contracts

The Plan’s investments include the Fund’s investments in wrapper contracts. In a wrapper contract structure, the underlying investments are held under the Fund through a group trust for retirement plan participants. The Fund purchases wrapper contracts from insurance companies and banks that credit a stated interest rate for a specified period of time. The wrapper contracts guarantee the contract value of the underlying investments for participant-initiated events. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuers of the wrapper contract provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. If the financial institution guaranteeing the wrapper contract fails to perform in accordance with the wrapper contract, the value of the Plan’s investments in the Fund and the value of the wrapper contract would be subject to additional market gains and losses.

The crediting rates are reset periodically and are based on the market value and performance of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

Because changes in market interest rates affect the yield-to-maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Gains and losses in the fair value of the wrapper contracts relative to their contract value are included in the “Adjustment from Fair Value to Contract Value”. If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than its fair value. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the Adjustment from Fair Value to Contract Value is negative, this indicates that the wrapper contract value is less than the fair value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments. The events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

The actual yields realized by the Fund and the crediting interest rate after adjusting for the effects of the wrapper contracts as of December 31 are as follows:

	2008	2007
Average yields:
Based on actual earnings	5.2%	5.1%
Based on interest rate credited to participants	4.3	4.7

The Fund also includes the value of a short-term interest fund in the amount of $5,080,363 and $3,065,946 at December 31, 2008 and 2007, respectively. The short-term interest fund is included in the financial statements at fair value.

6. Related-Party Transactions

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan and included in the Statement of Changes in Net Assets Available for Benefits. All other costs are paid out of the Plan’s assets, except to the extent the Plan Administrator, at its discretion, elects to have such expenses paid directly by the Company.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market, and credit risks. The Plan generally does not require collateral from counterparties or use netting arrangements to support or mitigate credit risk associated with the wrapper contracts or the Plan’s other investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500

	December 31
	2008	2007
Net assets available for benefits:
Net assets available for benefits at year-end as reported in the accompanying financial statements	$582,735,769	$792,014,346
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,074,346	3,311,962

Net assets available for benefits at year-end per Form 5500	$584,810,115	$795,326,308

Year Ended
December 31,
2008
Changes in net assets available for benefits:
Net decrease as reported in the accompanying financial statements	$(209,278,577)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,237,616)

Net decrease per Form 5500	$(210,516,193)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedule

Newell Rubbermaid 401(k) Savings and Retirement Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN #36-1953130         Plan #012

December 31, 2008

(A)	(B)	(C)	(E)
	Identity of Issue	Description of Investment	Current Value
	American Funds Growth Fund of America	Mutual Fund	$62,266,008
	American Century Large Company Value Fund	Mutual Fund	33,845,397
	American Century Equity Index Fund	Mutual Fund	29,490,071
	American Funds Balanced Fund	Mutual Fund	33,402,735
	Vanguard Strategic Equity Fund	Mutual Fund	43,469,358
	PIMCO Total Return Fund	Mutual Fund	43,408,551
	Vanguard Target Retirement Fund 2015	Mutual Fund	4,423,130
	Vanguard Target Retirement Fund 2025	Mutual Fund	5,419,188
	Vanguard Target Retirement Fund 2035	Mutual Fund	4,701,360
	Vanguard Target Retirement Fund 2045	Mutual Fund	4,621,208
	Lord Abbett Small Cap Blend	Mutual Fund	23,713,447
	Dodge & Cox International Stock Fund	Mutual Fund	38,776,452
*	Newell Rubbermaid Inc.	Common Stock	24,103,076
	Various Non-Employer Common Stock	Self Directed Account	1,692,523
	Various Mutual Funds	Self Directed Account	1,420,945
	Other	Self Directed Account	76,019
*	Participant Loans	Various maturities, interest rates from 4% to 9.7%	17,190,437

	INVESCO Stable Value Fund:
*	J.P. Morgan Chase Short Term Interest Fund	Short-Term Interest Fund	5,080,363
	PIMCO AAA or Better Intermediate Fund Wrapper Contract	Wrapper Contract	109,638
	PIMCO AAA or Better Intermediate Fund	Common/Collective Trust	32,694,676
	INVESCO Intermediate Government Fund Wrapper Contract	Wrapper Contract	34,360
	INVESCO Intermediate Government Fund	Common/Collective Trust	31,379,998
	WAM AAA or Better Intermediate Fund Wrapper Contract	Wrapper Contract	65,259
	WAM AAA or Better Intermediate Fund	Common/Collective Trust	32,906,264
	INVESCO Short-Term Bond Fund Wrapper Contracts	Wrapper Contract	144,244
	INVESCO Short-Term Bond Fund	Common/Collective Trust	88,357,581

	Total		$562,792,288

*	Denotes a party in interest.

(D)	Cost information not presented as all investments are participant-directed.